GERSTEN SAVAGE LLP
                              600 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022

January 26, 2007



Unites States
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attn:  Mr. Christian Windsor

Re:      REGISTRATION STATEMENT ON FORM SB-2 (THE "REGISTRATION STATEMENT")

Mr. Windsor:

         This is to confirm that the reference to Delaware General Corporate Laws in our legality opinion dated June 9, 2006 is intended to cover the statutes and opinions of the Delaware Chancery Court and Delaware Supreme Court as necessary to interpret the Delaware General Corporation Law.

                                                          Very truly yours,


                                                          \s\Gersten Savage LLP
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                                                          Gersten Savage LLP